VIA EDGAR	April 2, 2014

Kristina Aberg
Beth Frohlichstein
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	IBV, Inc.
Amendment #1 Registration Statement on Form S-11
Filed February 28, 2014
File No. 333-193077

General

1. We reissue comment 2 from our comment letter dated March 19, 2014. Please be advised that your financial statements should be included as part of your prospectus and should appear prior to the Part II information required by Form S-11.

Revised

Item 10: Management’s Discussion and Analysis of Financial Condition . . . , page 26

Our Portfolio, page 27

2. We note your disclosure here and on page 32 that you expect to acquire your initial portfolio by June 30, 2014. Please clarify in the prospectus whether your CEO currently owns the properties that will make up your initial portfolio. To the extent such properties have not yet been acquired by your CEO, please tell us whether such properties have been identified.

Revised to include the following language: “which our CEO currently owns (however, the Company has not yet identified which specific properties would be acquired).”

Timing needs for Funding, page 27

3. We note your response to comment 8 from our comment letter dated March 19, 2014.

We continue to note your disclosure regarding your monthly expenses in each of your  “Short-term needs”, “Mid-term needs” and “Long-term needs” sections, and we continue to be unable to re-calculate the aggregate direct monthly costs you have disclosed in each section based on the monthly costs you have identified. For example only, in your “Short-term needs” section, which according to the heading is for the three-month period of July through September 2014, you identify the monthly expenses of $5,000 or $15,000 in aggregate. However, you then disclose that you have included $25,000 of monthly costs for five months in the expenses for this period. Please revise your disclosure in these sections as appropriate or advise. Please also revise your disclosure to discuss what the monthly costs and expenses identified will cover.

Unsure where the confusion is.  We clearly state “With 4-6 properties, Company's monthly expenses are expected to be $5,000.”  $5,000 a month for 5 months equals $25,000.  Hence, we state that we have $25,000 of monthly costs for five months in the expenses for this period.

Item 13: Investment Policies of Registrant, page 31

4. We note your disclosure on page 32 that you will acquire your initial portfolio from your CEO by issuing a promissory note as consideration for the properties. Please revise your disclosure to discuss the material terms of the promissory note and include as an exhibit to the registration statement a form of the promissory note or an executed copy if the note has already been issued. If the terms of the note are not known at this time, please confirm for us that you will discuss the terms and file the note in a future Exchange Act report. Please also tell us if the note will be secured by the properties acquired with it. If so, please revise your disclosure that states the properties will not be subject to a lien or mortgage.

The Company currently does not know which of the properties that are owned by our CEO will be purchased. As such it is not possible to discuss what terms for a promissory note that does not currently exist which is why the Company included the following language:  “The Company will provide an update in its subsequent SEC filings under Form 8-K  if and when such property is identified.”

Item 14: Description of Real Estate, page 32

Our Portfolio, page 32

5. We note your response to comment 11 from our comment letter dated March 19, 2014.

Please also discuss the relevant experience of Mr. Howarth in developing and managing properties. To the extent that Mr. Howarth does not have such experience, please so state and include appropriate risk factor disclosure. In addition, we note your revised disclosure identifies certain costs in connection with the acquisition of properties purchased at lender owned auction or tax lien sale. Please revise your business plan to discuss these costs and to indicate how you expect to pay for such expenses or advise.

Revised to add language that Mr. Howarth has acquired and rented out properties for the past 5 years.

The cost associated to lender owned auction or tax lien sales are no more than $500 per property which the Company deems to be minimal and not a material expenses.

Item 18: Description of Registrant’s Securities, page 33

Series A Preferred Stock, page 34

6. We note your response to comment 13 from our comment letter dated March 19, 2014.  We also note the following statement in your disclosure: “If any dividends are declared for the Series A Preferred Stock, the payment of those dividends would be subject to the prior payment of dividends on any outstanding preferred stock, if any.” Please explain to us when the payment of dividends to your Series A Preferred Stock would be subject to the prior payment of dividends and to explain whether you have any other outstanding preferred stock or revise your disclosure as appropriate.

There are none and as such the sentence has been removed.

Item 24: Selection, Management and Custody of Registrant’s Investments, page 39

7. We note your response to comment 17 of our comment letter dated March 19, 2014.

Please expand your disclosure to include the information required by Item 24 of Form S-11. For example only, please include an explanation of whether you intend for the referenced management agreement to include arrangements for the leases, maintenance and insurance of the company’s properties. Please refer to Item 24(a) of Form S-11.

As the Company currently does not own any properties it has not entered into a management agreement but stated that it intends to do so.  We added the following language “However, as soon as the Company formally enters into such management agreement it will file a copy of the agreement under Form 8-K.”

Part II. Information Note Required in Prospectus, page 42

Item 33: Recent Sales of Unregistered Securities, page 42

8. We note your response to comment 18 of our comment letter dated March 19, 2014 and your related revisions on page 42. Please revise your disclosure here to also identify the consideration received for these issuances. Refer to Item 701(c) of Regulation S-K.

Revised.

Exhibits Schedule, page 45

9. We note your response to comment 19 of our comment letter dated March 19, 2014. As we are unable to locate your revisions and/or filing of exhibits to address our comment, we are reissuing our prior comment. Please ensure that you have included all exhibits required by Item 601 of Regulation S-K. For example only, we note that you need to file a legal opinion as required by Item 601(b)(5) of Regulation S-K. Please file such exhibits and revise your index as appropriate.

Revised to include exhibit 5.1

General

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, IBV, Inc.

By:	/s/ Paul Howarth
Name:	Paul Howarth
Title:	CEO/President